SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF): 02.558.118/0001 -65
Companies Registry (NIRE): 3130002535-7
Publicly Held Company

     MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 26, 2008

1. DATE, TIME AND VENUE: On August 26, 2008 at 5:30 p.m., exceptionally at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, in the city and state of São Paulo, pursuant to the statutory call notice.

2. PRESIDING BOARD: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo
Pacheco de Oliveira – Secretary.

3. INSTALLATION: the meeting was installed with the presence of the Members of the Board of Directors representing sufficient quorum in accordance with the Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. Acknowledge the resignation of a Board Member and appoint a replacement: the Members of the Board of Directors acknowledged the resignation, on July 31, 2008, of Mr. João Pedro Amadeu Baptista, thereby formalizing his leave from the Company’s Board of Directors. Subsequently, pursuant to Article 150 of Law 6,404/76 and Article 16 of the Company’s Bylaws, the Members appointed as his substitute Mr. Luís Miguel da Fonseca Pacheco de Melo, a Portuguese citizen, married, businessman, bearer of Portuguese Passport H238058, valid until March 4, 2015, Individual Taxpayer’s ID (CPF/MF) 233.308.258 -55, resident and domiciled in the city of Lisbon, Portugal, with business offices at Avenida Fontes Pereira de Melo nº 40, CEP 1069-300, who declared that has never been convicted of any crime with a penalty that precludes the performance of commercial activities and signed the declaration required by CVM Instruction 367/2002 upon taking office. Furthermore, the Members of the Board thanked Mr. João Pedro Amadeu Baptista for his outstanding service to the Company.

4.2. Appoint a new Vice-Chairman of the Board of Directors: the Members of the Board of Directors appointed Mr. Shakhaf Wine as Vice-Chairman of the Board of Directors.

CLOSURE: There being no further business to discuss, the meeting was adjourned for the drawing up of these Minutes, which once read and approved, were signed by the Members of the Board of Directors and Fiscal Council and filed in the company’s records.

(Pg.1/2)

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board and Chairman of the Meeting; Shakhaf Wine - Vice-Chairman of the Board; Ignácio Aller Mallo – Member of the Board; Félix Pablo Ivorra Cano - Member of the Board; Luiz Kaufmann - Member of the Board; Rui Manuel de Medeiros D’Espiney Patrício - Member of the Board; José Guimarães Monforte - Member of the Board; Antonio Gonçalves de Oliveira – Member of the Board and Marcelo Santos Barbosa - Member of the Board. Breno Rodrigo Pacheco de Oliveira - Secretary

This is a free English version of the Minutes of Extraordinary Meeting of the Board of Directors’ held on August 26, 2008 filed in the company's records.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

(Pg.2/2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.